LORD ABBETT BOND-DEBENTURE FUND, INC.

90 Hudson Street

Jersey City, NJ  07302

September 11, 2007

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:	Lord Abbett Bond-Debenture Fund, Inc.
File Nos. 2-38910 and 811-2145

Dear Ms. Williams:

This letter responds to comments you provided me in a conference call on August 13, 2007 with respect to Post-Effective Amendment No. 60 to Lord Abbett Bond-Debenture Fund, Inc.’s (the “Fund”) Registration Statement on Form N-1A (the “Registration Statement”).  The comments, and the Fund’s responses thereto, are set forth below.  Post-Effective Amendment No. 61 to the Registration Statement, which will be filed today with the Securities and Exchange Commission and will become September 14, 2007, reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – Prospectus

1.  In the Principal Strategy section, state the maturity policy of the Fund.

Response:  The current disclosure in the sidebar states:  “Under normal circumstances, the duration of the Fund’s portfolio of debt securities will be between three and seven years with an average effective portfolio maturity of five to twelve years.”  This sidebar is part of the Principal Strategy section.

2.  In the Principal Strategy section, delete or clarify that the term “other fixed income securities” refers to bonds and debentures, in the following sentence: “To pursue its goal, the Fund, under normal circumstances, will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds, debentures and other fixed income securities.”

Response:  We have revised the disclosure to state that the Fund considers bonds and debentures to include, among other things, the following fixed income securities: all types of mortgage-related and other asset-backed securities, high-yield and investment grade debt securities, U.S. Government securities, equity-related securities such as convertibles and debt securities with warrants and emerging market debt securities.

3.  In the Main Risks section, distinguish emerging market risks from those typical of other foreign securities, in connection with the following sentence:  “Investments in foreign securities, including emerging market securities, may present increased market, liquidity, currency, political, information, and other risks.”

Response:  We have added disclosure to state that the risks of investing in foreign markets are generally more severe in emerging markets.

4.  In the Fee Table of the Prospectus, footnote 3 states that:  “The maximum contingent deferred sales charge (“CDSC”) is a percentage of the lesser of the net asset value at the time of redemption or the net asset value when the shares were originally purchased.”  This differs from the disclosure on page 29 of the Statement of Additional Information, which states:  “A CDSC applies upon early redemption of shares for certain classes, and (i) will be assessed on the lesser of the net asset value of the shares at the time of redemption or the original purchase price….”

Response:  We have revised the disclosure on page 29 of the Statement of Additional Information to conform with the Prospectus as follows:  “A CDSC applies upon early redemption of shares for certain classes, and (i) will be assessed on the lesser of the net asset value at the time of the redemption or the net asset value when the shares were originally purchased….”

Part B – Statement of Additional Information

1.  In Appendix A – Fund Portfolio Information Recipients, disclose that eligible recipients receive portfolio holdings or related information pursuant to ongoing arrangements.

Response:  We have revised the disclosure in Appendix A to clarify that all of the recipients are eligible to receive portfolio holdings or related information pursuant to ongoing arrangements.

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 In addition, the Registrant acknowledges in connection with this filing the following:  (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Christina T. Simmons at 201-827-2264 or me at 201-827-2760.

Sincerely,

/s/ Amy E. Shapiro
Amy E. Shapiro
Counsel
Lord, Abbett & Co. LLC